FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* Barnard, Patricia A.	2. Issuer Name and Ticker or Trading Symbol GEORGIA-PACIFIC CORPORATION (GP)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
								Director	10% Owner
							X	Officer (give title below)	Other (specify below)
Executive Vice President - Human Resources
(Last) (First) (Middle) 133 Peachtree Street, N.E.	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Day/Year 1/31/03				7. Individual or Joint/Group Filing (Check Applicable Line)
			5. If Amendment, Date of Original (Month/Day/Year)				X	Form filed by One Reporting Person
(Street) Atlanta, Georgia 30303								Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I --Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Georgia-Pacific Common Stock								2,075.473 (1)	D
Georgia-Pacific Common Stock								129.309	I	by Spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Page 1 of 3 pages
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FORM 4 (continued)	Table II --Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
EMPLOYEE STOCK OPTION (right to buy GP) -- 1997 SVIP	$26.420							(2)	02/02/07	Georgia-Pacific Common Stock	2,800.000		2,800.000	D
EMPLOYEE STOCK OPTION (right to buy GP) -- 1998 LTIP	$28.205							(3)	01/28/08	Georgia-Pacific Common Stock	6,996.000		6,996.000	D
EMPLOYEE STOCK OPTION (right to buy GP) -- 1999 LTIP	$32.170							(4)	01/27/09	Georgia-Pacific Common Stock	10,400.000		10,400.000	D
EMPLOYEE STOCK OPTION (right to buy GP) -- 2000 LTIP	$41.590							(5)	01/20/10	Georgia-Pacific Common Stock	12,800.000		12,800.000	D
EMPLOYEE STOCK OPTION (right to buy GP) -- 2001 LTIP	$29.470							(6)	01/28/11	Georgia-Pacific Common Stock	32,050.000		32,050.000	D
EMPLOYEE STOCK OPTION (right to buy GP) -- 2002 LTIP	$24.440							01/31/03 (7)	01/30/12	Georgia-Pacific Common Stock	44,200.000		44,200.000	D
STOCK APPRECIATION RIGHT - 2003	$15.220	01/31/03		A		89,400.000		01/31/04	01/30/14	Georgia-Pacific Common Stock	89,400.000		89,400.000	D

Explanation of Responses:
See continuation page(s) for footnotes.
		/s/ Patricia A. Barnard	February 4, 2003

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
	See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	PATRICIA A. BARNARD
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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Patricia A. Barnard 133 Peachtree Street, NE Atlanta, Georgia 30303	Georgia-Pacific Corporation (GP) January 31, 2003	Page 3 of 3 pages

(1)	Includes award of shares pursuant to performance rights granted under the Georgia-Pacific Corporation/Georgia-Pacific Group 1997 Long Term Incentive Plan.

(2)	Under the terms of the Georgia-Pacific Corporation 1995 Shareholder Value Incentive Plan, these options vested effective 02/03/00.

(3)

Under the terms of the Georgia-Pacific Corporation/Georgia-Pacific Group 1997 Long Term Incentive Plan, granted options vest in three annual installments beginning January 29, 1999, and may be exercised (to the extent vested) beginning on such vesting date and continuing to January 28, 2008.

(4)

Under the terms of the Georgia-Pacific Corporation/Georgia-Pacific Group 1997 Long Term Incentive Plan, granted options vest in three annual installments beginning January 28, 2000, and may be exercised (to the extent vested) beginning on such vesting date and continuing to January 27, 2009.

(5)

Under the terms of the Georgia-Pacific Corporation/Georgia-Pacific Group 1997 Long Term Incentive Plan, granted options vest in three annual installments beginning January 21, 2001, and may be exercised (to the extent vested) beginning on such vesting date and continuing to January 20, 2010.

(6)

Under the terms of the Georgia-Pacific Corporation/Georgia-Pacific Group 1997 Long Term Incentive Plan, granted options vest in three annual installments beginning January 29, 2002, and may be exercised (to the extent vested) beginning on such vesting date and continuing to January 28, 2011.

(7)

Under the terms of the Georgia-Pacific Corporation/Georgia-Pacific Group 1997 Long Term Incentive Plan, granted options vest in three annual installments beginning January 31, 2003, and may be exercised (to the extent vested) beginning on such vesting date and continuing to January 30, 2012.